

May 15, 2024

Jeremy Wegner
Chief Financial Officer
Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, Florida 33401

> **Re: Chatham Lodging Trust**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 27, 2024**
> **Form 8-K**
> **Filed February 27, 2024**
> **File No. 001-34693**

Dear Jeremy Wegner:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 27, 2024

General

1.  In your earnings release, you disclose Q1 2024 Guidance for Adjusted EBITDA, Adjusted FFO, Adjusted FFO per diluted share, and Hotel EBITDA margins without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the C&DIs for Non GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction